CANARY WHARF
GROUP PLC

03 JUN 19 AM 7:21

82-4997

03022877

JRG/AM/2605
09 June 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
USA

SUPPL

Dear Ladies and Gentlemen

Canary Wharf Group plc – Submission Pursuant to Rule 12g3-2(b) under The Securities Exchange Act of 1934 ('Exchange Act')

We furnish herewith a supplement to our initial submission pursuant to Rule 12g3-2(b) of the Exchange Act, submitted to the Securities and Exchange Commission (the 'SEC') on August 11, 1999 consisting of an announcement relating to statement re approaches.

The information and documents furnished pursuant to Rule 12g3-2(b) of the Exchange Act shall not be deemed to be filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Any questions with regard to the enclosed submission may be addressed to the undersigned at 011-44-20-7418-2312.

Yours sincerely

PROCESSED
JUN 24 2003
THOMSON FINANCIAL

J R Garwood
Group Company Secretary

Canary Wharf Group plc
One Canada Square Canary Wharf London E14 5AB Tel: +44 (020) 7418 2000 Fax: +44 (020) 7418 ...

Canary Wharf Group - Stmnt re approaches-Amendment

RNS Number:0215M
Canary Wharf Group PLC
06 June 2003

CANARY WHARF GROUP PLC

STATEMENT RE APPROACHES

The Board of Canary Wharf Group plc ("Canary Wharf") announces that it has been approached by a number of parties in relation to a possible offer for Canary Wharf.

To deal with any potential bids and to analyse other options, the Board has formed an Independent Committee, chaired by Sir Martin Jacomb and advised by Lazard and Cazenove.

Discussions are at a preliminary stage and may not lead to any transaction. A further announcement will be made when appropriate.

Enquiries:

Lazard William Rucker	020 7187 2000
Cazenove Duncan Hunter	020 7588 2828
Brunswick Fiona Laffan	020 7404 5959

Lazard & Co., Limited ("Lazard") is acting for Canary Wharf and no one else in relation to any possible offers for Canary Wharf and will not be responsible to anyone other than Canary Wharf for providing the protections afforded to customers of Lazard or for giving advice in relation to any possible offers for Canary Wharf.

Cazenove & Co. Ltd ("Cazenove") is acting for Canary Wharf and no one else in relation to any possible offers for Canary Wharf and will not be responsible to anyone other than Canary Wharf for providing the protections afforded to customers of Cazenove or for giving advice in relation to any possible offers for Canary Wharf.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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